February 15, 2011
VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F. Street, N.E.
Washington, D.C. 20549
Attention: International Corporate Finance
Ellie Bavaria

Re:	Republic of Hungary Registration Statement No. 333-170923
Ladies and Gentlemen:
     On behalf of the Republic of Hungary (the “Republic”), we hereby request that the effectiveness of the Republic’s Registration Statement No. 333-170923 be accelerated to 9:00 a.m., Thursday, February 17, 2011 or as soon thereafter as possible.
     Please call the undersigned at (212) 715-1140, should you require any additional information or have any questions.
     Thank you.

Sincerely,
/s/ Steven G. Tepper
Steven G. Tepper